November 12, 2024

Symmetry Panoramic Trust
151 National Drive

Glastonbury, CT 06033

Re:	Amended and Restated Advisory Fee Waiver Agreement for the Symmetry Panoramic Funds

Dear Mr. Beattie:

By our execution of this letter agreement (the "Agreement"), intending to be legally bound hereby and effective as of the date noted in the paragraph below, Symmetry Partners, LLC (the "Adviser") agrees that it shall waive all or a portion of the investment advisory fees that it receives pursuant to the Investment Advisory Agreement between Symmetry Panoramic Trust (the "Trust") and the Adviser (the "Advisory Agreement") with respect to each of the Funds listed below in Appendix A (each, a "Fund" and collectively, the "Funds") so that the aggregate annual investment advisory fee retained by the Adviser with respect to each Fund after the payment of sub-advisory fees does not exceed the amounts stated in Appendix A.1

This Agreement shall become effective as of the date hereof with respect to each Fund. This Agreement shall continue in effect with respect to each Fund until the date indicated on Appendix A ("Initial Term End Date") and thereafter shall continue in effect from year to year for successive one-year periods (each, a "Successive Fee Waiver Period").

This Agreement may be terminated at any time, and without payment of any penalty, by the Trust's Board of Trustees, on behalf of the Funds, upon sixty (60) days' written notice to the Adviser. This Agreement may be terminated by the Adviser upon sixty (60) days' written notice to the Trust, effective as of the close of business on the Initial Term End Date or as of the close of business on the last day of the then-current Successive Expense Limitation Period. This Agreement may not otherwise be terminated by the Adviser without the consent of the Trust's Board of Trustees, including a majority of those Trustees who are not "interested persons" (as this term is defined in the 1940 Act) of the Trust voting separately. This Agreement will automatically terminate, with respect to a Fund listed in Appendix A, if the Advisory Agreement for the Fund is terminated, with such termination effective upon the effective date of the Advisory Agreement's termination for the Fund.

The Adviser acknowledges that investment advisory fees waived pursuant to this Agreement are not subject to recovery or reimbursement regardless of the operation of any operating expenses limitation agreement or similar agreement entered into between the Trust, on behalf of the Funds, and the Adviser.

Any question of interpretation of any term or provision of this Agreement, including but not limited to the computations of average daily net assets or of any advisory fee, and the allocation of expenses, having a counterpart in or otherwise derived from the terms and provisions of the Advisory Agreement between the Adviser and the Trust or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act, as applicable, and to interpretations thereof, if any, by the United States Courts or in the absence of any controlling decision of any such Court, by rules, regulations or orders of the Securities and Exchange Commission ("SEC") issued pursuant to the 1940 Act.

[1]	This Agreement amends and restates that certain Advisory Fee Waiver Agreement dated November 1, 2019 between the Adviser and the Trust so that this Agreement automatically renews for Successive Fee Waiver Periods (as defined herein) and no longer requires annual approval of such renewal by the Trust's Board of Trustees.

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This Agreement constitutes the entire agreement of the parties with respect to its subject matter. This Agreement shall be enforceable notwithstanding the enforceability of any such other provision or agreement. In addition, each provision herein shall be treated as separate and independent with respect to each Fund and shall be treated as separate and independent from such provision or agreement with respect to each of the other Funds. No modification or amendment of this Agreement shall be binding unless in writing and executed by the parties listed above.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

Sincerely
By: /s/ David E. Connelly, Jr.
David E. Connelly, Jr.
Principal
Symmetry Partners, LLC

Approved and accepted on behalf of the Funds:

By: /s/ Michael Beattie
Michael Beattie
President
Symmetry Panoramic Trust

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Appendix A

To Amended and Restated Advisory Fee Waiver Agreement

for the Symmetry Panoramic Funds

Fund	Aggregate Annual Advisory Fee Retained by the Adviser	Initial Term End Date
Symmetry Panoramic US Equity Fund	0.25%	December 31, 2025
Symmetry Panoramic International Equity Fund	0.25%	December 31, 2025
Symmetry Panoramic Global Equity Fund	0.25%	December 31, 2025
Symmetry Panoramic Tax-Managed Global Equity Fund	0.25%	December 31, 2025
Symmetry Panoramic US Systematic Fixed Income Fund	0.25%	December 31, 2025
Symmetry Panoramic Municipal Fixed Income Fund	0.25%	December 31, 2025
Symmetry Panoramic Global Systematic Fixed Income Fund	0.25%	December 31, 2025
Symmetry Panoramic Alternatives Fund	0.30%	December 31, 2025

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